MEMORANDUM
TO:	Patrick Scott U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	January 21, 2020
SUBJECT:
Responses to comments to the proxy statement filed as PRE14A on January 10, 2020 (the “Proxy Statement”) for the JNL/Lazard Emerging Markets Fund (the “Fund”), a series of the JNL Series Trust (the “Registrant”)
File Nos: 033-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Proxy Statement received via telephone on January 17, 2020.  Capitalized terms used herein have the same meaning as in the Proxy Statement.

The comments are set forth below in italics, with responses immediately following.

1.
Please update the disclosure on page 4 of the Proxy Statement to cross reference the “Contingency Plan” section on page 30 of the Proxy Statement. Additionally, please clarify within the disclosure whether each proposal is contingent upon the other.

RESPONSE: The Registrant has updated the disclosure by adding a new paragraph in the section titled “Introduction” on page 4 of the Proxy Statement which reads as follows:

If the Proposals are not approved by Shareholders of the Fund, KAR, T. Rowe Price, WCM, and Wellington Management will not be appointed as the sub-advisers to the Fund, and T. Rowe HK will not be appointed as sub-sub-adviser to the T. Rowe Price Strategy, and the changes described in the Proposals under the “Summary of the Proposals” section will not become effective.  Further, if the Proposals are not approved, the Fund will continue to operate as it currently does.  In that case, the Board will consider what, if any, course of action should be taken.  While the Board has made no determination regarding this contingency, it is possible that the Board would determine to re-solicit the Shareholders of the Fund to approve the Proposals. The approval of the Proposals is not contingent upon the approval of either or both of the Reorganizations described herein.  For more information, please see “Contingency Plan” below.

2.
Please supplementally explain the rationale for soliciting a shareholder vote on Proposal 1A, as shareholders do not typically have the right to vote on such matters under the Investment Company Act of 1940, as amended, a declaration of trust, or bylaws.

RESPONSE: If the proposals are approved by Fund shareholders, the Fund will be managed by new sub-advisers in a multi-manager structure in accordance with the investment strategy and policy changes as described in the Proxy Statement.  When viewing the proposed changes to the Fund in the aggregate, the Registrant believes it prudent to request shareholder approval of the matters described in Proposal 1A even though such matters in and of themselves would not otherwise require shareholder approval.

3.
Please supplementally confirm whether the statement in the Proxy Statement that the Adviser is currently obligated to pay the sub-advisers out of the advisory fee it receives from the Fund will continue after the effective date of the proposals.

RESPONSE: The Registrant confirms both that JNAM is currently obligated to pay sub-advisers out of the advisory fee it receives from the Fund and that such obligation continues after the effective date of the Proposals.

4.	Please consider presenting the preliminary information in the overview section on page 5 of the Proxy Statement in Q&A format.

RESPONSE: The Registrant respectfully declines this suggestion as the Registrant believes the current format is easily understandable.

5.	Please consider revising the disclosure in the first full paragraph on page 5 of the Proxy Statement to be shown in list or chart form so it is easy to distinguish.

RESPONSE: The Registrant has updated the disclosure by re-styling the text such that the agreements appear in a list format.

6.
Please review the fourth full paragraph on page 4 of the Proxy Statement and supplementally confirm whether the Board also voted to approve the reorganizations of the JNL/Oppenheimer Emerging Markets Innovator Fund and JNL/Invesco China-India Fund at the December 2019 meeting and that the Fund will absorb those two funds.

RESPONSE: The Registrant confirms that Board also approved the reorganizations of the JNL/Oppenheimer Emerging Markets Innovator Fund and JNL/Invesco China-India Fund into the Fund at the December 2019 meeting.  The Registrant also confirms that the Fund is the acquiring fund in each of those reorganizations.

7.
Please disclose within the Proxy Statement, if accurate, that the material factors (i.e., the risks, investment strategies, etc.) of the Fund will remain the same after the proposed reorganization (i.e., that the Fund will materially be the same, other than the fundamental policy change).

RESPONSE: The Registrant respectfully declines this suggestion because the Registrant believes the Proxy Statement discloses in a  clear and understandable manner that the Fund’s principal risks will be revised in accordance with the investment strategy changes to the Fund.  Additionally, the side-by-side tables clearly show both the investment strategies and principal risks before and after the Proposals are to take effect.

8.	Please consider moving the last sentence of the “Overview and Board Approval” section to the beginning of that section.

RESPONSE: The Registrant respectfully declines this suggestion as the Registrant was purposeful in its placement of this language and believes the placement of the language currently serves as an appropriate and helpful lead-in sentence to the section that follows.

9.	Please provide disclosure within the “Information Regarding Strategy Changes” of the Proxy Statement as to why management recommended these changes for the Fund.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the narrative disclosure in the section titled “Information Regarding Strategy Changes” (restated below for ease of reference).  The Registrant notes that the first paragraph explains that the Adviser is recommending the investment strategy changes to convert the Fund from a single sub-adviser fund to a multi-manager fund that is designed to invest in a variety of emerging market equity strategies managed by four unaffiliated sub-advisers.  The disclosure goes on to state that each proposed new sub-adviser will manage an emerging market equity strategy for their respective sleeve of the Fund.  The disclosure further notes that, in doing so, each sub-adviser may use different investment strategies in managing its respective sleeve of Fund assets and acts independently from the others, and uses its own methodology for selecting investments. Accordingly, the Registrant respectfully declines to edit the disclosure as it  believes the rationale for the strategy changes is adequately disclosed  in the Proxy Statement.

Information Regarding Strategy Changes

JNAM is recommending certain investment strategy changes for the Fund, which is currently managed by one sub-adviser, Lazard.  The Strategy Changes are being proposed to convert the Fund from a single sub-adviser fund to a multi-manager fund that is designed to invest in a variety of emerging market equity strategies managed by four unaffiliated sub-advisers.

JNAM will continue to serve as the Fund’s investment adviser, but it is proposed that KAR, T. Rowe Price, WCM, and Wellington Management will serve as the new sub-advisers to the Fund, and that T. Rowe Price Hong Kong will serve as sub-sub-adviser to the T. Rowe Price Strategy of the Fund.  In acting as the Fund’s new sub-advisers, KAR, T. Rowe Price, WCM, and Wellington Management will each manage an emerging market equity strategy for their respective sleeve of the Fund.  KAR, T. Rowe Price, WCM, and Wellington Management may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments.

If Shareholders approve the Strategy Changes, the Fund’s investment strategies will be revised to reflect that the Fund will no longer be managed by a single sub-adviser and to reflect the respective emerging market equity strategies for KAR, T. Rowe Price, WCM, and Wellington Management. A comparison of the Fund’s current investment objective and principal investment strategies and the proposed investment objective and principal investment strategies is shown in the table below.

10.
Please include a narrative explanation highlighting the differences in strategies and risks, as applicable, on page 6 of the Proxy Statement before the side-by-side comparison table for the investment objective and principal investment strategies and on page 9 before the side-by-side comparison table for the principal risks.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the narrative disclosure in the section titled “Information Regarding Strategy Changes” immediately preceding the side-by-side comparison table on page 6 of the Proxy Statement (restated below for ease of reference).  The narrative disclosure provides a plain English explanation of the proposed strategy changes.

Information Regarding Strategy Changes

JNAM is recommending certain investment strategy changes for the Fund, which is currently managed by one sub-adviser, Lazard.  The Strategy Changes are being proposed to convert the Fund from a single sub-adviser fund to a multi-manager fund that is designed to invest in a variety of emerging market equity strategies managed by four unaffiliated sub-advisers.

JNAM will continue to serve as the Fund’s investment adviser, but it is proposed that KAR, T. Rowe Price, WCM, and Wellington Management will serve as the new sub-advisers to the Fund, and that T. Rowe Price Hong Kong will serve as sub-sub-adviser to the T. Rowe Price Strategy of the Fund.  In acting as the Fund’s new sub-advisers, KAR, T. Rowe Price, WCM, and Wellington Management will each manage an emerging market equity strategy for their respective sleeve of the Fund.  KAR, T. Rowe Price, WCM, and Wellington Management may use different investment strategies in managing Fund assets, acts independently from the others, and uses its own methodology for selecting investments.

If Shareholders approve the Strategy Changes, the Fund’s investment strategies will be revised to reflect that the Fund will no longer be managed by a single sub-adviser and to reflect the respective emerging market equity strategies for KAR, T. Rowe Price, WCM, and Wellington Management. A comparison of the Fund’s current investment objective and principal investment strategies and the proposed investment objective and principal investment strategies is shown in the table below.

With regard to the portion of the comment pertaining to the side-by-side comparison table for the principal risks on page 9 of the Proxy Statement, the Registrant has updated the disclosure to add the underlined text as noted below.

Information Regarding Principal Risks
If Shareholders approve the Strategy Changes, the Fund’s principal risks will also be revised.  If the Strategy Changes are approved, the principal risks will be revised consistent with the respective emerging market equity strategies managed by KAR, T. Rowe Price, WCM, and Wellington Management for the Fund.  Such changes include the removal of China and India country specific risks, derivatives risk, financial services risk, hedging instruments risk and Russia investment risk and the addition of banking industry risk, concentration risk and participation note risk as principal risks.  A comparison of the Fund’s current principal risks and the proposed principal risks is shown in the table below.

11.	Please provide a plain English explanation for the fundamental policy change before the side-by-side comparison table on page 11 of the Proxy Statement.

RESPONSE: The Registrant respectfully directs the Commission Staff’s attention to the narrative disclosure in the section titled “Information Regarding Policy Change” immediately preceding the comparison table on page 11 of the Proxy Statement (excerpt below for ease of reference).  The first and second paragraphs explain in plain English that the reason for the change in fundamental policy in so that, if approved, the Fund may concentrate (i.e., invest more than 25% of its assets) in a particular industry or group of industries, such as the banking industry.

Information Regarding Policy Change

All mutual funds are required to adopt fundamental policies with respect to a limited number of matters.  Fundamental investment restrictions or policies cannot be changed, as a matter of law, without shareholder approval. The Fund is currently subject to a 25% industry concentration limit.

In connection with the Strategy Changes as discussed above, JNAM is recommending a change to the Fund’s fundamental policy regarding industry concentration to remove the Fund’s current 25% industry concentration limit. The purpose of the proposed revision is to exempt the Fund from the 25% industry concentration limit because, based on the Strategy Changes, the Fund may concentrate its investments in a particular industry or group of industries, such as the banking industry.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the responses above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

cc: File